March 5, 2025

Nick Bhargava
Acting Chief Financial Officer
Groundfloor Yield LLC
600 Peachtree Street
Suite 810
Atlanta, Georgia 30308

       Re: Groundfloor Yield LLC
           Amendment No. 2 to Offering Statement on Form 1-A
           Filed February 24, 2025
           File No. 024-12530
Dear Nick Bhargava:

     We have reviewed your amended offering statement and have the following comments.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our February 5, 2025 letter.

Amended Offering Statement on Form 1-A filed February 24, 2025
Cover Page

1. We note your response to prior comment 2. Please revise the disclosure to clearly reflect how the company will offer the loans with the same maturity at different rates. In this regard, please reconcile the statement in your response letter that "the investor is informed of the prevailing rate prior to investment in the Promissory
       Notes" with the additional statement that "the Promissory Notes will be offered continuously upon qualification of the Offering Statement." It is unclear how all such promissory notes will be continuously offered at the rates set on the cover page if the company will be informing investors of the prevailing rate prior to investment.
 March 5, 2025
Page 2

Management's Discussion and Analysis, page 23

2. We partially reissue prior comment 3. Please provide clear disclosure in this section that based upon the current operational business, it is not possible for Groundfloor
      Yield to generate net revenues. Please also explain the statement on pages 14, 23 and
      26 that "Groundfloor Finance and its affiliates intend to continue financing its activities and working capital needs largely from private financing from individual investors and venture capital firms until such time that funds provided by operations are sufficient to fund working capital requirements" in light of the prior response and risk factor disclosure that you are dependent upon Groundfloor Finance and affiliates to provide sufficient working capital to pay interest and principal on the promissory notes.
General

3.    We partially reissue prior comment 6. Please revise the disclosure in
Part I Item 4 to
      disclose the amount sold within the last 12 months pursuant to the most recent post qualification amendment qualified on July 27, 2023, consistent with the revisions made to Item 6 of part I.
       Please contact Peter McPhun at 202-551-3581 or Jennifer Monick at 202-551-3295 if
you have questions regarding comments on the financial statements and related matters. Please contact Pam Howell at 202-551-3357 or Brigitte Lippmann at 202-551-3713
with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Real
Estate & Construction
cc:   Brian Korn